One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
CATHERINE FAUVER Associate Catherine.Fauver@dechert.com +1 617 728 7190 Direct +1 617 275 8374 Fax

July 25, 2025

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sonny Oh

Re:	John Hancock Exchange-Traded Fund Trust (the “Registrant”) — File Nos. 333-183173 and 811- 22733; Amendment to Registration Statement on Form N-1A

Dear Mr. Oh:

On behalf of the Registrant, I submit this letter in response to comments received by telephone on June 27, 2025 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 70 under the Securities Act of 1933, as amended, and Amendment No. 73 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A, filed with the SEC on May 22, 2025, accession no. 0001193125-25-124581 (the “Registration Statement”) relating to the registration of John Hancock Global Senior Loan ETF (filed as John Hancock Global Loan ETF) (the “Fund”), a new series of the Registrant.

For convenience, I have set forth each comment below, followed by the Registrant’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Registration Statement.

In addition, the completed fee table under “Fund summary — Fees and expenses” and the completed expense example table under “Fund summary — Expense example” are included in Appendix A of this letter.

Prospectus

1.	Comment – Please include disclosure under “Fund summary — Principal investment strategies” to address the global portion of the Fund’s portfolio pursuant to the Fund’s name.

Response – The Registrant respectfully acknowledges the Staff’s comment and notes that the use of the term “global” in the Fund’s name is intended to refer to the Fund’s investments in securities of issuers located across the world. The Registrant believes that the disclosure concerning the Fund’s intention to invest in instruments denominated in foreign currencies and in U.S. dollar-denominated instruments of foreign issuers is consistent with SEC Staff guidance concerning the use of the term “global” in fund names. Footnote 42 to the adopting release for Rule 35d-1 under the Investment

July 25, 2025 Page 2

Company Act of 1940 clarifies that the appearance of the terms “international” or “global” in a fund’s name does not trigger the 80% test requirement of Rule 35d-1. The release notes that “[the SEC] would expect, however, that investment companies using [“international” or “global”] in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” See Final Rule: Investment Company Names, Rel. No. IC-24828 (Jan. 17, 2001).

The Registrant believes that the Fund’s investment strategy conforms to the guidance found in SEC Staff guidance. As disclosed under “Principal investment strategies,” the Fund “may invest in instruments denominated in foreign currencies. The fund may also invest in U.S. dollar-denominated instruments of foreign issuers.” The Fund currently plans to invest at least 40% of its assets in non-U.S. securities at the time of launch, representing issuers located across a number of European countries.

2.	Comment – Under “Fund summary — Principal investment strategies,” please supplementally explain why the term “senior loan” would apply to second lien loans and club deals.

Response – The Registrant respectfully submits that club loans are a specialized form of syndicated loans, typically arranged by a borrowing entity in collaboration with a select group of relationship banks, and often in a senior position to other loans, thus having a higher priority in the repayment history. While second lien loans are by nature second to a primary lien, they are prioritized to junior and unsecured debts. Further, the Registrant respectfully notes that the inclusion of second lien loans and syndicated loans as senior loans is comparable with other funds that have senior loan strategies.

3.	Comment – Under “Fund details — Principal investment strategies,” please add disclosure relating to whether a shareholder vote is required to make changes to the Fund’s 80% policy.

Response – The Registrant has added the following disclosure:

The Board of Trustees can change the fund’s investment objective and strategies without shareholder approval. The fund will provide written notice to shareholders at least 60 days prior to a change in its 80% investment policy.

4.	Comment – Please clarify whether ESG integration applies to all investments as discussed under “Fund details — Principal investment strategies.”

Response – The Registrant respectfully submits that the following disclosure is included:

The ESG characteristics utilized in the fund’s investment process may change over time and one or more characteristics may not be relevant with respect to all issuers that are eligible fund investments.

Accordingly, the Registrant declines to make any changes in response to this comment.

July 25, 2025 Page 3

5.

Comment – Please supplementally confirm: (1) whether the financial statements of a subsidiary would be consolidated with those of the Fund, and if not, please explain why not; (2) whether the subsidiary and its board of directors will agree to inspection by the Staff of the subsidiaries’ books and records which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder; (3) for wholly owned foreign subsidiaries, that the subsidiary and its board of directors will agree to designate an agent for service of process in the U.S.; and (4) that any wholly owned subsidiary’s management fee, including any performance fee (if any), will be included in the “management fees” and the wholly owned subsidiary’s expenses will be included in other expenses in the Fund’s fee table.

Response – The Registrant so confirms.

6.	Comment – Please review and update the disclosure under “Economic and market events risk” under “Fund details — Principal risks of investing.”

Response – The Registrant has reviewed and revised the disclosure in accordance with this comment.

7.	Comment – Please confirm whether disclosure is missing from “Fund details — Principal risks of investing — Lower-rated and high-yield fixed-income securities risk.”

Response – The Registrant has reviewed Lower-rated and high-yield fixed-income securities risk and has updated the disclosure accordingly.

SAI

8.

Comment – Under “Investment Management Arrangements and Other Services — Subadvisory Agreement — Subadvisory Fees,” please disclose the method of calculating the subadvisory fees payable to the subadvisor.

Response – The Registrant respectfully incorporates the response provided to the Staff by John Hancock Investment Trust, another registrant in the John Hancock family of funds, in its February 26, 2019 letter responding to this comment.

9.	Comment – Please provide your responses to the Staff’s comments on EDGAR several days in advance of the effective date.

Response – The Registrant respectfully acknowledges the Staff’s comment.

The Registrant, on behalf of the Fund, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the Staff’s comments. If you have any questions, please call me at 617-728-7190.

Sincerely,

/s/ Catherine Fauver
Catherine Fauver

cc: Mara C. S. Moldwin

Christopher P. Harvey

Allison M. Fumai

Stephanie A. Capistron

Victoria Reardon

July 25, 2025 Page 4

APPENDIX A

Fees and expenses

This table describes the fees and expenses you may pay if you buy, hold, and sell shares of the fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)
Management fee	0.54
Other expenses	0.17	[1]
Total annual fund operating expenses	0.71
Contractual expense reimbursement	-0.12	[2]
Total annual fund operating expenses after expense reimbursements	0.59

1	“Other expenses” have been estimated for the fund’s first year of operations.
2

The advisor contractually agrees to reduce its management fee or, if necessary, make payment to the fund in an amount equal to the amount by which expenses of the fund exceed 0.59% of average daily net assets. Expenses means all the expenses of the fund, excluding (a) taxes, (b) brokerage commissions, (c) interest expense, (d) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the fund’s business, (e) borrowing costs, (f) prime brokerage fees, (g) acquired fund fees and expenses paid indirectly, and (h) short dividend expense. This agreement expires on August 31, 2026, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time. The advisor also contractually agrees to waive a portion of its management fee and/or reimburse expenses for the fund and certain other John Hancock funds according to an asset level breakpoint schedule that is based on the aggregate net assets of all the funds participating in the waiver or reimbursement, including the fund (the participating portfolios). This waiver equals, on an annualized basis, 0.0100% of that portion of the aggregate net assets of all the participating portfolios that exceeds $75 billion but is less than or equal to $125 billion; 0.0125% of that portion of the aggregate net assets of all the participating portfolios that exceeds $125 billion but is less than or equal to $150 billion; 0.0150% of that portion of the aggregate net assets of all the participating portfolios that exceeds $150 billion but is less than or equal to $175 billion; 0.0175% of that portion of the aggregate net assets of all the participating portfolios that exceeds $175 billion but is less than or equal to $200 billion; 0.0200% of that portion of the aggregate net assets of all the participating portfolios that exceeds $200 billion but is less than or equal to $225 billion; and 0.0225% of that portion of the aggregate net assets of all the participating portfolios that exceeds $225 billion. This waiver is allocated proportionally among the participating funds. This agreement expires on July 31, 2027, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time.

Expense example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other funds. Please see below a hypothetical example showing the expenses of a $10,000 investment in the fund for the time periods indicated assuming you redeem all of your shares at the end of those periods. The example assumes a 5% average annual return and that fund expenses will not change over the periods. The example does not take into account brokerage commissions that you may pay on your purchases and sales of shares of the fund. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expenses ($)
1 year	60
3 years	215

4